UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at July 9, 2007

GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
 Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: July 9, 2007

Print the name and title of the signing officer under his signature.
------------------------------------------------

1020 - 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684-6365 Fax 604 684-8092 Toll Free 1 800 667-2114 South Africa 27 (0) 11 884 1610 www.grtbasin.com

GREAT BASIN GOLD'S HOLLISTER PROJECT CONTINUES TO DELIVER EXCELLENT RESULTS
Highlights from underground drilling include 1.6 ft (0.5 m) grading 22.92 oz/t (785.7 g/t) gold and 310.94 oz/t (10,661.1 g/t) silver in hole 175 and 0.6 ft (0.2 m) grading 25.55 oz/t (875.97 g/t) gold and 10.24 oz/t (351.04 g/t) silver in hole 158

July 9, 2007, Vancouver, BC - Great Basin Gold Ltd. (TSX: GBG; AMEX: GBN; JSE: GB Gold) announces further results from underground drilling at the Hollister Project on the Carlin Trend in Nevada, USA. The underground drill holes are spaced at 100 ft (30 m) spacing to fill in gaps from surface drilling and to define and test identified resource expansion areas within the Clementine and Gwenivere vein systems. This new drilling information will not be taken into account for the feasibility study, which is nearing completion, but will be used for continuous adjustments to the current mining plans.

Continued drilling has addressed gaps identified in the database and has started to expand the known mineral resources. The current work is part of a second phase 40,000 ft drilling program of which just over 24,000 ft of the program has been completed. Analytical results for the holes are being released as they are received. Results for 25 holes are shown in the attached Table of Assay Results - Underground Drilling.

Highlights include:

-Hole HDB-140 intersected 2.6 ft (0.79 m) grading 0.54 oz/t (18.62 g/t) Au and 2.69 oz/t (92.40 g/t) Ag from 134.9-137.9 ft (41.1-42.0 m), and 8.5 ft (2.59 m) grading 0.32 oz/t (10.96 g/t) Au and 1.52 oz/t (52.04 g/t) Ag from 148.0-158.0 ft (45.1-48.2 m), and 1.2 ft (0.37 m) grading 1.59 oz/t (54.56 g/t) Au and 6.63 oz/t (227.12 g/t) Ag from 295.4-296.8 ft (90.0-90.5 m). These results were pending during the last press release.

-Hole HDB-141 intersected 1.6 ft (0.49 m) grading 1.18 oz/t (40.49 g/t) Au and 0.80 oz/t (27.26 g/t) Ag from 151.2-153.0 ft (46.1-46.6 m), and 1.6 ft (0.49 m) grading 1.67 oz/t (57.26 g/t) Au and 15.53 oz/t (532.32 g/t) Ag from 255.6-257.7 ft (77.9-78.5m).

-Hole HDB-150 intersected 1.3 ft (0.40 m) grading 0.50 oz/t (17.03 g/t) Au and 4.61 oz/t (158.12 g/t) Ag from 467.0-469.6 ft (142.3-143.1 m).

-Hole HDB-151 intersected 1.2 ft (0.37 m) grading 3.56 oz/t (121.91 g/t) Au and 10.27 oz/t (352.21 g/t) Ag from 252.0-253.5 ft (76.8-77.3 m).

-Hole HDB-157 intersected 3.0 ft (0.91 m) grading 0.98 oz/t (33.44 g/t) Au and 4.43 oz/t (152.05 g/t) Ag from 199.6-202.9 ft (60.8-61.8 m).

-Hole HDB-158 intersected 5.4 ft (1.65 m) grading 1.26 oz/t (43.14 g/t) Au and 25.08 oz/t (859.82 g/t) Ag from 192.8-198.2 ft (58.8-60.4 m), including 3.0 ft (0.91 m) grading 1.99 oz/t (68.16 g/t) Au and 44.40 oz/t (1,522.18 g/t) Ag from 192.8-195.8 ft (58.8-59.7 m). In addition, this hole intersected 6.4 ft (1.95 m) grading 2.44 oz/t (83.73 g/t) Au and 1.60 oz/t (54.76 g/t) Ag from 267.0-273.4 ft (81.4-83.3m), including 0.6 ft (0.18 m) grading 25.55 oz/t (875.97 g/t) Au and 10.24 oz/t (351.04 g/t) Ag from 272.8-273.4 ft (83.2-83.3m)). A third high grade interval was intersected: 8.6 ft (2.62 m) grading 1.21 oz/t (41.62 g/t) Au and 0.72 oz/t (24.79 g/t) Ag from 301.0-309.6 ft (91.7-94.4 m), including an interval of 2.0 ft (0.61 m) grading 4.68 oz/t (160.42 g/t) Au and 3.11 oz/t (106.48 g/t) Ag from 307.6-309.6 ft (93.8-94.4 m).

-Hole HDB-166 intersected 3.9 ft (1.19 m) grading 0.45 oz/t (15.57 g/t) Au and 7.93 oz/t (272.05 g/t) Ag from 237.5-241.5 ft (72.4-73.6 m).

-Hole HDB-174 intersected 0.7 ft (0.21 m) grading 0.84 oz/t (28.80 g/t) Au and 1.46 oz/t (50.13 g/t) Ag from 55.6-56.8 ft (16.9-17.3 m).

-Hole HDB-175 intersected 0.8 ft (0.24 m) grading 1.31 oz/t (44.91 g/t) Au and 6.16 oz/t (211.35 g/t) Ag from 27.2-28.0 ft (8.3-8.5 m), and 4.0 ft (1.22 m) grading 2.95 oz/t (101.16 g/t) Au and 1.57 oz/t (53.77 g/t) Ag from 230.4-234.4 ft (70.2-71.5 m), and 4.0 ft (1.22 m) grading 9.22 oz/t (315.98 g/t) Au and 140.41 oz/t (4,814.02 g/t) Ag from 240.0-244.0 ft (73.2-74.4 m). This last interval contains 1.6 ft (0.49 m) grading 22.92 oz/t (785.74 g/t) Au and 310.94 oz/t (10,661.05 g/t) Ag from 242.4-244.0 ft (73.9-74.4m).

The surface drilling program at Hollister has also progressed substantially and will be enhanced by the addition of the Great Basin Gold's own diamond drill, recently purchased and now field ready. To date, 13 pre-collars (11,590 ft) have been completed utilizing an RC drill rig and one pre-collar is in progress. The RC rig has been utilized to complete 4 drill holes comprising 3,580 ft (1,090 m) of drilling. A diamond drill is currently drilling the tail of the second pre-collar (1,113 ft completed to date). Twenty-eight drill holes, totaling 48,850 ft (14,890 m) are planned on the Hollister property. Of these, 11 holes, totaling 14,450 ft (4,400 m) are planned to test five targets within the Hollister Development Block and 17 holes, totaling 31,400 ft (9,570 m) are planned in four target areas outside the Hollister Development Block area.

Ferdi Dippenaar, Great Basin Gold President and CEO commented "Drilling continues to intersect substantial bonanza-style grades and widths. Most importantly, vein widths are holding up to expectations, which bode well for ease of mining. With the information we have to date (the table of results is available on our website) and the excellent results from continued drilling, we fully expect to be able to expand resources at depth and along strike."

Gernot Wober, P.Geo, a qualified person and V.P. Exploration of Great Basin Gold, is monitoring the program on behalf of Great Basin Gold and has reviewed this news release.

Great Basin Gold has two advanced stage gold projects in two of the world's best gold environments: the Hollister property on the Carlin Trend of Nevada, USA, and the Burnstone Gold Project in the Witwatersrand Goldfield of South Africa . For more information on Great Basin and its projects, please visit Great Basin Gold's website at www.grtbasin.com or call Investor Services in South Africa at +27 (0) 11 884 1610 or within North America at +1-800-667-2114.

Ferdi Dippenaar
President and CEO

Samples collected from the Hollister Development Block Project are stored in a secure facility until picked up by Inspectorate America Corporation (Inspectorate) of Sparks, Nevada. Vein samples are analyzed by either metallic screen or standard fire assay procedures. For metallic screen analyses, vein sample preparation consists of drying and jaw-crushing the entire sample to 90% passing 10-mesh, taking a 500 g sub-sample using a rotary splitter, and then pulverizing the 500 g sub-sample to 90% passing 150-mesh using a large capacity ring and puck pulverizer. Gold and silver determinations are by metallic screen analysis, with two 1 assay-ton (30 g) fire assays completed on the fine fraction; the coarse fraction is fire assayed in its entirety. For standard fire assay, vein sample preparation consists of drying and jaw-crushing the entire sample to 90% passing 10-mesh, taking a 300 g sub-sample using a Jones splitter, and then pulverizing the 300 g sub-sample to 90% passing 150-mesh using a large capacity ring and puck pulverizer. A 30 g charge is fire assayed. All metal determinations are by gravimetric finish. Vein samples analyzed by standard fire assay will be re-assayed using metallic screen procedures. Laboratory Quality Assurance/Quality Control (QA/QC) is monitored using coarse reject blanks and assay standards, duplicate fire assays, and Inspectorate's internal standards and blanks. Coarse blanks (barren rhyolite or landscape marble) and assay standards are inserted into the sample sequence as blind samples prior to submitting the samples to the laboratory. Inspectorate also inserts assay standards and blanks into the sample stream. QA/QC results are within acceptable limits.

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, resource potential, exploration drilling results, feasibility or exploitation activities and events or developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, delay in the completion of the feasibility study, continuity of mineralization, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Great Basin Gold, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

HOLLISTER DEVELOPMENT BLOCK

Vein System	Drill Hole ID	Significant Intercepts
		Vein Intersection (ft)		Sample Interval (ft)		Drilled Thickness (ft)	Est. True Width (ft)	Analytical Results
		From	To	From	To			Au (oz/t)	Au (g/t)	Ag (oz/t)	Ag (g/t)
Clementine	HDB-140	134.9	137.9			3.0	2.6	0.54	18.6	2.69	92.4
		148.0	158.0			10.0	8.5	0.32	11.0	1.52	52.0
		295.4	305.3			9.9	8.4	0.23	8.0	1.100	37.6
				295.4	296.8	0.0	1.2	1.59	54.6	6.63	227.1
				296.8	305.3	8.5	7.2	0.01	0.3	0.18	6.3
Clementine	HDB-141	35.5	36.5			1.0	0.4	0.13	4.5	0.36	12.3
		62.0	63.0			1.0	0.9	0.37	12.6	1.52	52.1
		121.9	123.9			2.0	1.6	0.18	6.3	0.47	16.0
		151.2	153.0			1.8	1.6	1.18	40.5	0.80	27.3
		208.4	209.9			1.5	1.3	0.16	5.3	2.38	81.6
		255.6	257.7			2.1	1.6	1.67	57.3	15.53	532.3
Clementine	HDB-142	124.0	127.6			3.6	2.9	0.12	4.2	0.28	9.5
		244.9	248.0			3.1	2.9	0.52	17.8	1.42	48.6
Clementine	HDB-143	No significant vein intercepts
Clementine	HDB-144	24.9	26.1			1.2	0.8	0.32	10.9	0.96	32.8
		377.7	379.5			1.8	1.3	0.16	5.5	0.98	33.6
Clementine	HDB-145	Results Pending re-runs
Clementine	HDB-146	21.0	21.7			0.7	0.7	0.03	1.0	0.93	32.0
		223.5	224.8			1.3	1.3	0.07	2.5	0.61	20.9
Clementine	HDB-147	19.1	19.7			0.6	0.6	0.48	16.4	3.86	132.2
		134.2	135.5			1.3	1.3	0.22	7.4	0.97	33.2
		229.8	232.6			2.8	2.7	0.38	13.1	5.42	185.7
Clementine	HDB-148	225.7	241.0			15.3	12.8	0.02	0.6	0.59	20.3
				225.7	231.0	5.3	4.4	0.02	0.6	0.31	10.7
				231.0	235.4	4.4	3.7	0.01	0.4	0.44	15.2
				235.4	236.4	1.0	0.8	0.04	1.2	4.11	140.8
				236.4	241.0	4.6	3.9	0.01	0.5	0.29	9.9
		263.2	267.0			3.8	3.2	0.42	14.5	7.08	242.8
				263.2	264.6	1.4	1.2	0.22	7.4	0.70	23.9
				264.6	267.0	2.4	2.0	0.54	18.7	10.81	370.5
Clementine	HDB-149	32.0	32.5			0.5	0.3	0.06	1.9	2.86	98.1
Clementine	HDB-149A	33.6	35.3			1.7	1.1	0.11	3.9	1.44	49.3
		358.6	361.2			2.6	1.7	0.11	3.7	1.05	36.2
		365.8	367.4			1.6	1.0	0.18	6.1	0.00	0.0
		371.2	372.4			1.2	0.8	0.09	3.0	1.24	42.6
Clementine	HDB-150	40.8	41.7			0.9	0.5	0.03	1.1	1.93	66.0
		464.9	469.6			4.7	2.4	0.31	10.5	3.39	116.3
				464.9	467.0	2.1	1.1	0.07	2.5	1.88	64.4
				467.0	469.6	2.6	1.3	0.50	17.0	4.61	158.1
Clementine	HDB-151	218.2	219.4			1.2	1.0	1.96	67.1	4.37	149.7
		252.0	253.5			1.5	1.2	3.56	121.9	10.27	352.2
Clementine	HDB-152	145.0	150.0			5.0	4.7	0.05	1.6	0.66	22.7
				145.0	146.1	1.1	1.0	0.20	6.9	2.58	88.5
				146.1	150.0	3.9	3.7	0.00	0.1	0.12	4.1
Clementine	HDB-153	No significant vein intercepts
Clementine	HDB-154	248.0	258.0			10.0	8.7	0.21	7.3	0.00	0.2
				248.0	250.7	2.7	2.3	0.77	26.3	0.00	0.0
				250.7	258.0	7.3	6.3	0.01	0.3	0.01	0.2
Clementine	HDB-155	No significant vein intercepts
Gwenivere	HDB-156	No significant vein intercepts
Gwenivere	HDB-157	199.6	202.9			3.3	3.0	0.98	33.4	4.43	152.1
Gwenivere	HDB-158	192.8	198.2			5.4	5.4	1.26	43.1	25.08	859.8
				192.8	195.8	3.0	3.0	1.99	68.2	44.40	1,522.2
				195.8	198.2	2.4	2.4	0.35	11.9	0.93	31.9
		267.0	273.4			6.4	6.4	2.44	83.7	1.60	54.8
				267.0	272.8	5.8	5.8	0.05	1.8	0.70	24.1
				272.8	273.4	0.6	0.6	25.55	876.0	10.24	351.0
		301.0	309.6			8.6	8.6	1.21	41.6	0.72	24.8
				301.0	307.6	6.6	6.6	0.16	5.6	0.00	0.0
				307.6	309.6	2.0	2.0	4.68	160.4	3.11	106.5
		326.3	327.3			1.0	1.0	0.30	10.1	0.00	0.0
Gwenivere	HDB159	190.1	190.3			0.2	0.2	0.34	11.7	3.85	132.0
		317.0	318.8			1.8	1.4	0.32	11.0	1.52	52.0
Gwenivere	HDB-160	Results Pending
Gwenivere	HDB-161	189.3	189.8			0.5	0.5	0.14	4.7	0.15	5.0
Gwenivere	HDB-162	378.5	380.9			2.4	2.3	0.25	8.6	0.21	7.3
Gwenivere	HDB-163	Results Pending
Gwenivere	HDB-164	Results Pending
Clementine	HDB-165	Results Pending
Clementine	HDB-166	237.5	241.5			4.0	3.9	0.45	15.6	7.93	272.1
				237.5	238.2	0.7	0.7	2.53	86.9	42.82	1,468.3
				238.2	241.5	3.3	3.2	0.01	0.4	0.53	18.3
Clementine	HDB-167	Results Pending
Clementine	HDB-168	Results Pending
Clementine	HDB-169	Results Pending
Clementine	HDB-170	Results Pending
Clementine	HDB-171	Results Pending
Clementine	HDB-172	Results Pending
Clementine	HDB-173	Results Pending
Clementine	HDB-174	55.6	56.8			1.2	0.7	0.84	28.8	1.46	50.1
Clementine	HDB-175	27.2	28.0			0.8	0.8	1.31	44.9	6.16	211.4
		67.4	67.8			0.4	0.4	2.20	75.4	1.93	66.0
		79.0	85.0			6.0	6.0	0.11	3.8	0.40	13.8
				79.0	80.1	1.1	1.1	0.31	10.7	1.92	65.7
				80.1	85.0	4.9	4.9	0.06	2.2	0.06	2.1
		175.2	176.2			1.0	1.0	0.18	6.2	0.77	26.4
		205.0	210.5			5.5	5.5	0.10	3.4	1.78	61.2
				205.0	206.6	1.6	1.6	0.07	2.4	0.15	5.0
				206.6	210.5	3.9	3.9	0.11	3.8	2.46	84.3
		230.4	234.4			4.0	4.0	2.95	101.2	1.57	53.8
		240.0	244.0			4.0	4.0	9.22	316.0	140.41	4,814.0
				240.0	242.4	2.4	2.4	0.08	2.8	26.72	916.0
				242.4	244.0	1.6	1.6	22.92	785.7	310.94	10,661.1